software AG

Software AG, Inc.
North America Headquarters
11700 Plaza America Drive
Suite 700
Reston, Virginia 20190

Telephone 703-860-5050
www.softwareag.com/us

February 21, 2008

RECEIVED
2008 FEB 28 A 7:27

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Software AG File No. 082-34914

Ladies and Gentlemen:

This letter is being submitted on behalf of Software AG (the "Company"), a stock corporation incorporated under the laws of the Federal Republic of Germany, to amend the Company's letter (the "Exemption Letter") delivered to the Securities and Exchange Commission (the "Commission") on August 18, 2005 relating to the Company's exemption from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) thereunder. This letter hereby amends the Exemption Letter to confirm that, consistent with Rule 12g3-2(e)(2) under the Exchange Act, the Company plans to publish the information required by Rule 12g3-2(b)(1)(iii) on its website, located at www.softwareag.com, in lieu of delivering paper copies of such information to the Commission.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at (703) 860-5050.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed, stamped envelope provided for that purpose.

Very truly yours,

W. Stanford Smith